GIORDANO

MEANS SERVICE

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
[redacted]

BY COURIER

September 14, 2004

Securities and Exchange Commission,
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Dear Sirs,

Re: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange: Act of 1934 - Sec File No. 82-3780

We are submitting the following document in respect of Giordano International Limited (the "Company"), a company incorporated in Bermuda, for continuing to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act:

- the Company's announcement regarding its changes of secretary and authorized representative effective September 14, 2004, which was published on September 14, 2004.

Should you have any queries, please contact Christiana Yiu on (852) 2746 5178.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Christiana Yiu
Company Secretary

Encl.

9/16

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

The Standard **Tuesday, September 14, 2004**

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 709)

CHANGES OF SECRETARY AND AUTHORIZED REPRESENTATIVE

The board of the directors (the "Board") of Giordano International Limited (the "Company") announces that with effect from September 14, 2004, Ms. Leung Sze Man, Alice ("Ms. Leung") has resigned as secretary of the Company and Ms. Yiu Yuen Wah, Christiana was appointed as secretary of the Company.

The Board also announces that with effect from September 14, 2004, Ms. Leung ceased to act as the Company's authorized representative in Hong Kong to accept service of process and notices on behalf of the Company and Mr. Lui Chi Hung was appointed as the new authorized representative of the Company.

The Board would like to express gratitude to Ms. Leung for her contribution to the Company during the past years.

As at the date of this announcement, the Board of the Company comprises three executive directors, namely, Mr. Lau Kwok Kuen, Peter, Mr. Fung Wing Cheong, Charles and Mr. Mah Chuck On, Bernard and four independent non-executive directors, namely, Mr. Au Man Chu, Milton, Mr. Barry John Buttifant, Mr. Kwong Ki Chi and Mr. Lee Peng Fei, Allen.

By Order of the Board
Lau Kwok Kuen, Peter
Chairman

Hong Kong, September 13, 2004